

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

Chester S. Zygmont, III
Chief Financial Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive
Suite 100
San Diego, CA 92122

> **Re: Revelation Biosciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 22, 2024**
> **File No. 001-39603**

Dear Chester S. Zygmont III:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences